

January 6, 2006

Via U.S. Mail

Bruce McPheeters, Esq.
Lawson Holdings, Inc.
380 St. Peter Street
St. Paul, Minnesota 55102

> **Re: Lawson Holdings, Inc.**
> **Form S-4 Filed November 21, 2005**
> **SEC File No. 333-129862**

Dear Mr. McPheeters:

We have reviewed your filing for compliance with the tender offer rules and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   We note that the staff has previously asked you to explain more fully how this prospectus will be used (see prior comment 3 in the comment letter dated December 21, 2005). Please also elaborate upon to whom the Swedish prospectus, to which you refer at the end of the cover letter, will be disseminated. Further, if this registration statement is registering all shares to be issued in the transaction, as opposed to just those shares being issued to U.S. persons, what purpose does the Swedish prospectus serve? Are you also registering all, as opposed to some, of the shares in Sweden and, if so, why? We note your indication that you will be seeking a secondary listing of your shares on the Stockholm Stock Exchange. Finally, considering this offer appears to have been structured as a dual offer, advise us as to what consideration has been given to the

application of Rule 14e-5 for the purchase of shares in the foreign offer. See Regulation M-A telephone interpretation L.3 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.   If you believe this dual offer structure is not prohibited pursuant to Rule 14e-5(b)(10), please give us your analysis as to why and provide us with information about the percentage of Intentia's U.S. ownership for each class of securities.

2.   We note that the staff has previously asked you to explain certain aspects of the Irrevocable Undertakings (see prior comments 1 and 2 in the comment letter dated December 21, 2005). Please also address the applicability of Rule 14e-5 to these Irrevocable Undertakings, considering they appear to have been made with an offer of additional compensation, according to disclosure that appears on page 110. See Regulation M-A telephone interpretation L.4 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

The Exchange Offer, page 86

Lawson's Reasons for the Exchange Offer, page 93

3.   We note that you have included as a factor in support of the exchange offer the fact that Lehman Brothers provided an opinion that the blended exchange ratio is fair to Lawson from a financial point of view. Please advise us as to what consideration you have given to highlighting the fact that this fairness opinion is with respect to Lawson itself and not the security holders of Lawson.

Opinion of Deutsche Bank Securities, page 104

4.   Consider revising your discussion of the Analysis of Selected Publicly Traded Companies and Contribution Analysis to elaborate upon how you arrived at the results you present. For example, how were the relative contributions of the two companies calculated and what adjustments were made? Please revise.

Terms of the Exchange Offer, page 110

Terms of the Exchange Offer, page 110

5.   We note your acknowledgement that there is a difference in the amount of consideration being offered for the Series A and B shares. You have discussed some of the rationale for this difference which largely appears to be based upon the fact the historical premium for which your Series A shares have been sold and to induce your larger shareholders to tender in the offer. Please supplementally advise us as to why you believe that this difference in consideration is compliant with Rule 14d-10 and the requirement that you offer the same consideration for each class of securities tendered or tell us why you believe Rule 14d-10 is not applicable. See related comment 1 above.

Conditions to the Exchange Offer, page 110

6.   It is not clear from the disclosure by when the conditions you have listed must be satisfied. Please revise the disclosure to make clear that all conditions to the exchange offer must be satisfied or waived on or before the expiration of the offer.

7.   See the third to the last paragraph in this discussion, which relates to condition 7 and the determination of the Swedish Securities Council that this condition is in compliance with best practice on the Swedish stock market. Please elaborate upon this determination and why it was necessary. Specifically, please elaborate upon the condition that "the determination of the Lawson board of directors is based on a professional legal analysis of U.S. law…"

Acceptance Procedure, page 112

8.   You indicate here that holders of shares and warrants "who are directly registered with VPC and who wish to accept the Exchange Offer should complete and submit an acceptance form…" Supplementally advise us as to what it means to have your shares registered with VPC and explain what role VPC serves; we presume they serve a role that is similar to that of the DTC for shares held in book-entry form. For example, we note your indication on page 114 that VPC-registered shares can be held "without a custodian account or brokerage firm." Are all of your shares directly registered with VPC? If not, how should holders who hold shares that are not directly registered with the VPC tender their securities? Further, do you plan on retaining an exchange agent for U.S. holders so as to facilitate their ability to tender into the offer in a timely manner?

Nominee Registered Holdings, page 113

9.   Please revise to clarify, if true, that holders of Shares and/or Warrants whose holdings are registered in the name of a nominee should contact their nominee as they will be in receipt of this Proxy Statement/Prospectus and the accompanying acceptance form.

Settlement, page 113

10.   See the first paragraph of this discussion, where you indicate that the Exchange Offer will close if "…Lawson decides that it has otherwise decided to consummate the Exchange Offer…" We presume that you mean to indicate that Lawson may waive the conditions that are waivable, if not otherwise satisfied, in order to do so. Please revise to clarify this.

Fractional Shares, page 114

11.   Please revise this discussion to elaborate upon the treatment of fractional shares. For example, when will the shares be combined and sold on the Nasdaq National Market? Is there some assurance of what price you will sell these shares? Further, what exchange

ratio will you utilize in converting the proceeds to Swedish kroner?   Please confirm that payment of the sales proceeds will take place promptly, pursuant to Rule 14e-1(c).

Right to Extend the Acceptance Period, page 114

12.   Please revise this discussion to indicate that, in the event you determine to extend the offer, you will comply with Rule 14e-1(d) by issuing a public announcement or press release in accordance with this rule.

Trading in Lawson Common Stock on the Nasdaq National Market, page 115

13.   You indicate here that holders of VPC-registered Lawson common stock who wish to trade their shares on the Nasdaq National Market "must first re-register their VPC-registered Lawson shares to U.S. registered Lawson common stock." Please revise to clarify what you mean by "U.S. registered Lawson common stock," considering all of the shares being issued in the Exchange Offer will be registered for purposes of the Securities Act of 1933. Further, elaborate upon the procedures to be undertaken if the holder does not have a bank or brokerage firm in Sweden to effectuate this re-registration?

Description of Lawson Capital Stock, page 132

14.   You indicate here that the description of rights and preferences of Lawson Software capital stock will be substantially applicable to Lawson Holdings capital stock after the Restructuring. Please revise to discuss what differences of rights and preferences will apply to the capital stock issued in the Restructuring, with a view to satisfying the exemption contained in Rule 13e-3(g)(2).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you do not agree with a comment, please tell us why in your response. Please direct any questions regarding our comments to me at (202) 551-3264.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile at (612) 340-2868:

Jonathan B. Abram, Esq.
Dorsey & Whitney LLP
50 South Sixth Street
Suite 1500
Minneapolis, MN 55402